WOODSIDE

8 June 2006



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Australian Stock Exchange ("ASX") release, lodged with the ASX on:

- 8 May 2006:
  - Appendix 3Y Change of Director's Interest Notice for Jillian Broadbent
  - Appendix 3Y Change of Director's Interest Notice for Ashton Calvert
  - Appendix 3Y Change of Director's Interest Notice for Charles Goode
  - Appendix 3Y Change of Director's Interest Notice for Pierre Jungels

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9214 2728

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jillian Rosemary BROADBENT
Date of last notice	7 March 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in ordinary shares held pursuant to the Non-Executive Directors' Share Plan by the trustee, Link Market Services Limited
Date of change	1 June 2006
No. of securities held prior to change	Direct = 20,000 ordinary shares Indirect = 26,603 ordinary shares held by: • Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan = 21,603 • Varisel Pty Ltd = 5,000
Class	Ordinary
Number acquired	232
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,175.12

+ See chapter 19 for defined terms.

No. of securities held after change	Direct = 20,000 ordinary shares Indirect = 26,835 ordinary shares held by: • Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan = 21,835 • Varisel Pty Ltd = 5,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market via Link Market Services Limited, as trustee for the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ashton Trevor CALVERT
Date of last notice	7 March 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in ordinary shares held pursuant to the Non-Executive Directors' Share Plan by the trustee, Link Market Services Limited
Date of change	1 June 2006
No. of securities held prior to change	Direct = 0 ordinary shares Indirect = 497 ordinary shares held by Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan
Class	Ordinary
Number acquired	223
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,780.41

+ See chapter 19 for defined terms.

No. of securities held after change	Direct = 0 ordinary shares Indirect = 720 ordinary shares held by Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market via Link Market Services Limited, as trustee for the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Charles Barrington GOODE
Date of last notice	7 March 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in ordinary shares held pursuant to the Non-Executive Directors' Share Plan by the trustee, Link Market Services Limited
Date of change	1 June 2006
No. of securities held prior to change	Direct = 2,000 ordinary shares Indirect = 216,372 ordinary shares held by: • Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan = 98,372 • Beta Gamma Pty. Ltd. = 21,000 • Chabar Pty. Ltd. = 86,000 • Ravenscourt Pty. Ltd. = 11,000
Class	Ordinary
Number acquired	1,964 ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$86,137.72

+ See chapter 19 for defined terms.

No. of securities held after change	Direct = 2,000 ordinary shares Indirect = 218,336 ordinary shares held by: • Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan = 100,336 • Beta Gamma Pty. Ltd. = 21,000 • Chabar Pty. Ltd. = 86,000 • Ravenscourt Pty. Ltd. = 11,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market via Link Market Services Limited, as trustee for the Non-Executive Directors Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Pierre Jean-Marie Henri JUNGELS
Date of last notice	7 March 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in ordinary shares held pursuant to the Non-Executive Directors' Share Plan by the trustee, Link Market Services Limited
Date of change	1 June 2006
No. of securities held prior to change	Direct = 0 ordinary shares Indirect = 7,509 ordinary shares held by Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan
Class	Ordinary
Number acquired	111
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,868.28

+ See chapter 19 for defined terms.

No. of securities held after change	Direct = 0 ordinary shares Indirect = 7,620 ordinary shares held by Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market via Link Market Services Limited, as trustee for the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.